UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GRAVITY SCHEDULES FIRST QUARTER 2005 RESULTS CONFERENCE CALL

Seoul, Korea – May 11, 2005 – Gravity Co., Ltd., a leading developer and distributor of online games, will hold a conference call with investors and analysts to discuss the Company’s first quarter 2005 results on Thursday, May
12, 2005 at 5:00 p.m. in New York (6:00 a.m. on Friday, May 13, 2005 in Seoul).

The dial-in number for the live audio call beginning at 5:00 p.m. on Thursday,
May 12, 2005 in New York (6:00 a.m. on Friday, May 13, 2005 in Seoul) is
+1-913-981-4913.  The password is 7333941.  A live webcast of the conference call will be available on Gravity’s website at www.gravity.co.kr.

A replay of the call will be available from 8:00 p.m. on Thursday, May 12, 2005 in New York (9:00 a.m. on Friday, May 13, 2005 in Seoul) through midnight on
Thursday, May 19, 2005 in New York (1:00 p.m. on Friday, May 20, 2005 in Seoul)
at www.gravity.co.kr and by telephone at +1-719-457-0820. The password for the replay is 7333941.

About Gravity Co. Ltd.
Based in Korea, Gravity is a leading developer and distributor of online games in Japan, Taiwan, Thailand and Korea. The Company’s principal product, Ragnarok
Online, is currently commercially offered in 20 markets.  Gravity also offers a number of mobile games, which are played using mobile phones and other mobile devices, participates in the production of a televised animation series, and licenses the merchandizing of character-related products based on its online games. For more information visit http://www.gravity.co.kr.

CONTACTS:
In Korea:
Kwan Shik Seo, CFO, GRAVITY Co., Ltd.
Tel: 82-2-516-5438 (ext. 314)
ksseo3311@gravity.co.kr

In the U.S.:
David Pasquale, EVP at The Ruth Group
Tel: +646-536-7006
dpasquale@theruthgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 05/10/2005	By:	/s/Kwan Shik Seo
	Name:	Kwan Shik Seo
	Title:	CFO